

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 4, 2016

<u>**Via E-mail**</u>
James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114

> **Re:**   **MYR Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 26, 2016**
> **File No. 001-08325**

Dear Mr. Dougherty:

We have reviewed your statements and have the following comments.

<u>Preliminary Schedule 14A</u>

1.   Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2.   Please tell us where you have provided the disclosure required by Item 5(b)(vi)-(xii) of Schedule 14A.

<u>Background of Solicitation, page 16</u>

3.   Please provide us supplemental support for the December 15 E-Mail and the January 7, 2016 e-mail, each from Engine Capital to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions